February 23, 2009

Ms. Angela J. Crane
Accounting Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3030
Washington DC 20549

Via Edgar Correspondence and Federal Express

Re:	Jaco Electronics, Inc.
   File No. 0-234664

Dear Ms. Crane:

Reference is made to your comment letter dated February 9, 2009 relating to the Form 10-K and to the Form 10-K/A of Jaco Electronics, Inc. (the “Company”) for the fiscal year ended June 30, 2008 (the “2008 10-K” and “2008 10-K/A”, respectively), as well as to the Company’s Form 10-Q for the quarter ended September 30, 2008 (“2008 10-Q”).

We are filing via the EDGAR system our responses to the comments in your letter related to the above referenced reports. The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in your comment letter. To the extent indicated, we propose to amend our future filings in accordance with our response.

Please call if you have any questions or further comments.

Very truly yours,

/s/ Jeffrey D. Gash

Jeffrey D. Gash
Executive Vice President-Finance and Secretary and
 Principal Financial and Accounting Officer

General

The Company acknowledges the following as part of this review process:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K AND 10-K/A FOR THE FISCAL YEAR ENDED JUNE 30, 2008 AND FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2008

Report of Independent Registered Public Accounting Firm, page F-3 and F-33

1.	Attached are signed audit reports from our former auditor, Grant Thornton, for the prior year June 30, 2007 and Schedule II audit. Future filings will include the signed reports as required.

Exhibit 31.1 and 31.2

2.
We are filing via EDGAR concurrently herewith an amendment to the 2008 10-K as well as an amendment to the 2008 10-Q, which includes new, corrected certifications, which include the introductory language in paragraph 4 that refers to the certifying officers’ responsibility for establishing internal control over financial reporting for the Company. Enclosed are copies of such amendments. Future filings will include the new, corrected certifications.

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended June 30, 2008

3.
We are filing via EDGAR concurrently herewith an amendment to the 2008 10-K/A, which includes the certifications listed as Exhibits 31.1 and 31.2 as required by Rule 13a-14(a). Enclosed is a copy of such amendment.

F-3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jaco Electronics, Inc.

We have audited the accompanying consolidated balance sheet of Jaco Electronics, Inc. (a New York Corporation) and subsidiaries (the “Company”) as of June 30, 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jaco Electronics, Inc. and subsidiaries as of June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Melville, New York
September 24, 2007

F-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jaco Electronics, Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Jaco Electronics, Inc. and subsidiaries referred to in our report dated September 24, 2007, which is included in this annual report on Form10-K for the year ended June 30, 2007.  Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements.  This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Melville, New York
September 24, 2007